UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MPG Office Trust, Inc.
(Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock, Par Value $.01 per share
 (Title of Class of Securities)

559775200
(CUSIP Number)

Richard D. Holahan, Jr.
Caspian Capital Advisors, LLC
Caspian Credit Advisors, LLC
Caspian Capital LP
767 5th Avenue
New York, NY 10153
(212) 826-6970
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 26, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

CUSIP No.                          559775200

1		NAMES OF REPORTING PERSONS Caspian Capital LP1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		485,207

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		485,207

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485,207

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 3 of 8 Pages

CUSIP No.                          559775200

1		NAMES OF REPORTING PERSONS Caspian Capital Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		142,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		142,062

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,062

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.46%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 8 Pages

CUSIP No.                          559775200

1		NAMES OF REPORTING PERSONS Caspian Credit Advisors, LLC1

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		289,456

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		289,456

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,456

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
_________________________
1  The shares described herein are held as follows: Caspian Capital Partners, L.P. (“Caspian Partners”), 142,062; Mariner LDC, 45,180; Caspian Select Credit Master Fund Ltd. (“Caspian Select”), 256,804, Caspian Solitude Master Fund LP, 22,252, Caspian HLSC1, LLC, 10,400, and certain other funds for which Caspian Capital LP provides investment management or investment advice, 8,509 (collectively, the “Accounts”). Prior to the date hereof a subsidiary of Caspian Select merged with and into Caspian Partners, with Caspian Partners being the surviving entity and a subsidiary of Caspian Select. Caspian Capital Advisors LLC retained a general partner interest in Caspian Partners representing all management and control powers and authority under the limited partnership agreement of Caspian Partners.

Page 5 of 8 Pages

This Schedule 13D/A (this “Amendment No. 6”) amends and supplements the Schedule 13D filed on November 29, 2010 (the “Original Schedule 13D”) as amended on January 7, 2011 (the “Amendment No. 1”), May 16, 2011 (the “Amendment No. 2”), August 8, 2011 (the “Amendment No. 3”), April 23, 2012 (the “Amendment No. 4”), and May 14, 2012 (the “Amendment No. 5” and together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and the Amendment No. 5, the “Schedule 13D”) by Mariner Investment Group, LLC, Caspian Capital LP, Caspian Capital Advisors, LLC, and Caspian Credit Advisors, LLC with respect to the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Preferred Stock”) of MPG Office Trust, Inc., a Maryland corporation (the “Issuer”).

Item 5. Purpose of the Transaction.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The percentages used herein are calculated based upon an aggregate of 9,730,370 shares of Preferred Stock outstanding as of March 31, 2012, as reported in the Issuer’s Form 10-Q filed on May 10, 2012.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto are hereby incorporated by reference.

(c) The Reporting Persons entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A hereto.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) July 27, 2012.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 3: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Page 6 of 8 Pages

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2012

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 7 of 8 Pages

Exhibit 3

JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  July 30, 2012

CASPIAN CAPITAL LP

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CAPITAL ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

CASPIAN CREDIT ADVISORS, LLC

By: /s/ Richard D. Holahan, Jr.
Name: Richard D. Holahan, Jr.
Title: Authorized Signatory

Page 8 of 8 Pages

TRANSACTIONS IN THE PREFERRED STOCK EFFECTED ON BEHALF OF THE FUND DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of Transaction	Amount of Shares Purchased (Sold)	Price Per Share ($)
July 26, 2012	(105,837)	$19.8573
July 26, 2012	(207,003)	$19.8182
July 27, 2012	(100,000)	$19.95